Exhibit (e)(12)

Execution Copy

RESTATED EXECUTIVE EMPLOYMENT AGREEMENT

This Restated Executive Employment Agreement (the “Agreement”) is made effective as of November 14, 2012 (“Effective Date”), by and between JDA Software Group, Inc., a Delaware corporation (“Company”) and Thomas Dziersk (“Executive”) (either party individually, a “Party”; collectively, the “Parties”).

WHEREAS, Company desires to retain the services of Executive as Executive Vice President, Sales and Marketing;

WHEREAS, the Parties desire to supersede and replace in its entirety Executive’s prior Executive Employment Agreement with Company, dated April 26, 2011, with this Agreement;

WHEREAS, the Parties desire to enter into this Agreement, including the Appendix attached hereto, the provisions of which are incorporated herein by reference (the “Appendix”), to set forth the terms and conditions of Executive’s employment by Company and to address certain matters related to Executive’s employment with Company;

NOW, THEREFORE, in consideration of the foregoing and the mutual provisions contained herein, and for other good and valuable consideration, the Parties hereto agree as follows:

1. Employment. Company hereby employs Executive, and Executive hereby accepts such employment, upon the terms and conditions set forth herein.

2. Duties.

2.1 Position. Executive is employed in the position set forth in Section 2.1 of the Appendix (the “Position”), and shall have the duties and responsibilities assigned by Company’s Chief Executive Officer (“CEO”) as may be reasonably assigned from time to time. Executive shall perform faithfully and diligently all those duties assigned to Executive.

2.2 Standard of Conduct/Full-time. During the term of this Agreement, Executive will act loyally and in good faith to discharge the duties of the Position, and will abide by all policies and decisions made by Company, as well as all applicable laws, regulations or ordinances. Executive will act solely on behalf of Company at all times. Executive shall devote Executive’s full business time and efforts to the performance of Executive’s assigned duties for Company, unless Executive notifies the CEO in advance of Executive’s intent to engage in other paid work and receives the CEO’s express written consent to do so.

2.3 Work Location. Executive’s principal place of work shall be located in the work location set forth in Section 2.3 of the Appendix or such other location as the parties may agree upon from time to time (the “Primary Work Location”).

3. Recoupment. Bonus, and other incentive and equity compensation paid or provided to Executive, whether pursuant to this Agreement or otherwise, shall be subject to the terms and conditions of such policy of recoupment of compensation as shall be adopted from time to time by the Board or its Compensation Committee as it deems necessary or desirable to comply with the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (providing for recovery of erroneously awarded compensation), Section 304 of the Sarbanes-Oxley Act of 2002 (providing for forfeiture of certain bonuses and profits), and any implementing rules and regulations of the U.S. Securities and Exchange Commission and applicable listing standards of a national securities exchange adopted in accordance with any such Act (the “Recoupment Policy”). The terms and conditions of the Recoupment Policy, including any changes to the Recoupment Policy put in place after the date of this Agreement, are hereby incorporated by reference into this Agreement.

4. At-Will Employment. Executive’s employment with Company is at-will and not for any specified period and may be terminated at any time, with or without cause (as defined below) or advance notice, by either Executive or Company subject to the provisions regarding termination set forth below in Section 8. Any change to the at-will employment relationship must be by specific, written agreement signed by Executive and Company, and must be approved by Company’s CEO and Company’s Board of Directors (the “Board”). Nothing in this Agreement is intended to or should be construed to contradict, modify or alter this at-will relationship or the Company’s ability to modify Executive’s position and duties at any time in its sole and absolute discretion.

5. Compensation.

5.1 Base Salary. As compensation for Executive’s performance of Executive’s duties hereunder, Company shall pay to Executive a salary at the annual rate set forth in Section 5.1 of the Appendix (“Base Salary”), payable in equal monthly installments and in accordance with the normal payroll practices of Company, less required deductions for state and federal withholding tax, social security and all other employment taxes and authorized payroll deductions.

5.2 Equity. Subject to approval by the Board, Company may from time to time grant to Executive various forms of equity awards of, or related to, Company’s common stock (the “Equity Awards”), including the specific Equity Awards, if any, specified in Section 5.2 of the Appendix. The Equity Awards will be subject to the terms and conditions of Company’s 2005 Performance Incentive Plan, or any other subsequent employee equity plan approved in the future by the Board and, if applicable, Company’s stockholders, as designated by the Board (the “Plan”). The Equity Awards will also be subject to the terms and conditions contained in the applicable forms of award agreement adopted by the Board and certain vesting acceleration provisions described in this Agreement.

5.3 Incentive Compensation. Executive will be eligible to receive incentive compensation subject to the terms and conditions contained in the Executive Bonus Plan, which is approved by the Board and is subject to amendment from time to time by the Board in its sole and absolute discretion (a “Bonus”), subject to the express provisions, if any, set forth in Section 5.3 of the Appendix. Unless otherwise provided herein, the payment of any Bonus pursuant to this Section 5.3 shall be made in accordance with the normal payroll practices of Company, less required deductions for state and federal withholding tax, social security and all other employment taxes and authorized payroll deductions.

5.4 Performance and Salary Review. The Board will periodically review Executive’s performance on no less than an annual basis. Adjustments to salary or other compensation, if any, will be made by the Board in its sole and absolute discretion.

5.5 Additional Compensation Terms. Executive will be eligible to receive such additional compensation and/or benefits, if any, set forth in Section 5.5 of the Appendix.

6. Customary Fringe Benefits and Facilities. Executive will be eligible for all customary and usual fringe benefits generally available to executives of Company subject to the terms and conditions of Company’s benefit plan documents. Notwithstanding Company’s policies, Executive shall be entitled to annual paid vacation for the number of weeks set forth in Section 6 of the Appendix. Company reserves the right to change or eliminate the fringe benefits on a prospective basis, at any time, effective upon notice to Executive; provided, however, that during the period of employment under this Agreement, Executive and his spouse and eligible dependents shall be entitled to receive all benefits of employment generally available to other senior executives of Company and those benefits for which key executives are or shall become eligible, when and as Executive becomes eligible therefore, including, without limitation, group health, life and disability insurance benefits and participation in Company’s 401 (k) plan.

7. Business Expenses. Executive will be reimbursed for all reasonable, out-of pocket business expenses incurred in the performance of Executive’s duties on behalf of Company. To obtain reimbursement, expenses must be submitted promptly with appropriate supporting documentation in accordance with Company’s policies. Any reimbursement Executive is entitled to receive shall (a) be paid no later than the last day of Executive’s tax year following the tax year in which the expense was incurred, (b) not be affected by any other expenses that are eligible for reimbursement in any tax year and (c) not be subject to liquidation or exchange for another benefit.

8. Termination of Executive’s Employment.

8.1 Termination for Cause. Company may terminate Executive’s employment immediately at any time for Cause (as defined below). In the event that Executive’s employment is terminated in accordance with this Section, Executive shall be entitled to receive only unpaid Base Salary then in effect, prorated to the date of Executive’s termination of employment (the “Termination Date”), together with any amounts to which Executive is entitled pursuant to Section 6 and Section 7 of this Agreement (“Accrued Rights”). All other Company obligations to Executive pursuant to this Agreement shall be automatically terminated and completely extinguished. Executive shall not be entitled to receive the Severance Benefits described in Section 8.2 below.

8.2 Involuntary Termination. In the event of any Involuntary Termination, Executive shall be entitled to receive his or her Accrued Rights. In addition, subject to Section 8.6, Company shall provide Executive with the following (the “Severance Benefits”), and all other Company obligations to Executive pursuant to this Agreement shall be automatically terminated and completely extinguished:

(a) Cash Severance. Executive shall receive, on the sixtieth (60th) day following the Termination Date (the “Payment Date”), a lump sum cash amount (less all applicable withholdings) equal to the sum of (i) the product of (x) the Months Base Salary Multiplier set forth in Section 8.2(a) of the Appendix and (y) Executive’s monthly Base Salary rate as then in effect (without giving effect to any reduction in Base Salary amounting to Good Reason), (ii) an amount equal to the product of (x) the Annual Bonus Multiplier and (y) Executive’s annual Bonus pursuant to Section 5.3 of this Agreement for the calendar year during which the termination occurs, calculated based on the Bonus that would be paid to Executive if his or her employment had not terminated and if all performance-based milestones were achieved at the 100% level by both Company and Executive, such Bonus to be, solely for the purpose of defining Severance Benefits, not less than the Minimum Bonus, if any, set forth in Section 8.2(a) of the Appendix, and (iii) all Bonus amounts earned during the year in which the termination occurs through the most recently completed fiscal quarter prior to the Termination Date but otherwise remaining unpaid as of the Termination Date.

(b) Company Equity Awards. Executive shall automatically become vested in one hundred percent (100%) all of Executive’s earned-but-unvested Equity Awards. For this purposes, an “earned-but-unvested Equity Award” means an Equity Award or any portion thereof that remains subject to a substantial risk of forfeiture until both (i) one or more applicable corporate financial or other business performance goals have been satisfied as of the Termination Date and (ii) Executive’s service with Company has continued through a specified date, and with respect to such Equity Award the condition specified in clause (i) of this sentence has been satisfied but the condition specified in clause (ii) of this sentence has not been satisfied. The foregoing provision is hereby deemed to be a part of each agreement evidencing each applicable Equity Award to which Executive is a party and to supersede any contrary provision in any such agreement unless such agreement specifically refers to and disclaims this Section 8.2(b).

(c) Continued Healthcare. Company shall pay Executive, on the Payment Date, a lump sum cash payment equal to the COBRA cost, for the number of months set forth in Section 8.2(c) of the Appendix, of continued health and dental coverage under health and dental plans of the Company pursuant to section 4980B of the Internal Revenue Code of 1986, as amended (the “Code”), less the amount that the Executive would be required to contribute for health and dental coverage if Executive were an active employee of Company.

8.3 Termination upon Disability. Company may terminate Executive’s employment with Company at any time following Executive’s Disability. Upon termination following Disability, Executive shall be entitled to receive his or her Accrued Rights. In addition, subject to Section 8.6, Company shall provide Executive with the Disability Benefits, if any, set forth in Section 8.3 of the Appendix. All other Company obligations to Executive pursuant to this Agreement shall be automatically terminated and completely extinguished. Executive shall not be entitled to receive the Severance Benefits described in Section 8.2 above.

8.4 Termination upon Death. Executive’s employment shall terminate automatically upon Executive’s death. Upon termination as a result of Executive’s death, Executive’s estate or designated beneficiaries shall be entitled to receive Executive’s Accrued Rights. In addition, Executive’s estate or designated beneficiaries shall be entitled to the Death Benefits, if any, set forth in Section 8.4 of the Appendix. All other Company obligations to Executive pursuant to this Agreement shall be automatically terminated and completely extinguished. Executive shall not be entitled to receive the Severance Benefits described in Section 8.2 above.

8.5 Voluntary Resignation by Executive. Executive may voluntarily resign from employment with Company for any reason, at any time, on five (5) days’ advance written notice. In the event of Executive’s resignation which is not a Resignation for Good Reason, Executive will be entitled to receive only his or her Accrued Rights. All other Company obligations to Executive pursuant to this Agreement shall be automatically terminated and completely extinguished. Executive shall not be entitled to receive the Severance Benefits described in Section 8.2 above.

8.6 Release and Forfeiture of Severance Benefits. The right of Executive to receive or to retain Severance Benefits pursuant to Section 8.2 or 8.3 shall be in consideration for, and subject to, 1) execution of and delivery to the Company of a release of claims substantially in the form attached as Exhibit A to this Agreement, amended as necessary to comply with applicable law (the “Release”) and lapse of the period for revocation, if any, of the Release on or before the Payment Date without the Release having been revoked and 2) Executive’s continued compliance with the Covenants (as defined in Sections 13 and 14 of this Agreement). In the event that Executive breaches any of the Covenants, Company shall have the right to (a) terminate any further provision of Severance Benefits not yet paid or provided, (b) seek reimbursement from Executive for any and all such Severance Benefits previously paid or provided to Executive, (c) recover from Executive all shares of stock of Company the vesting of which, or the option to purchase, was accelerated by reason of the Severance Benefits (or the proceeds therefrom, reduced by any exercise or purchase price paid to acquire such shares), and (d) to immediately cancel all Equity Awards the vesting of which was accelerated by reason of the Severance Benefits.

8.7 Definitions of Certain Terms. Certain capitalized terms not otherwise defined by this agreement shall have the following meanings:

(a) “Cause” means (i) theft, material dishonesty in connection with Executive’s employment, or intentional falsification of any employment or Company records; (ii) intentional and improper disclosure of Company’s confidential or proprietary information; (iii) Executive’s conviction (including any plea of guilty or nolo contendere) for any criminal act that materially impairs Executive’s ability to perform his or her duties for Company; (iv) willful misconduct or breach of fiduciary duty for personal profit by Executive, (v) Executive’s material failure to abide by Company’s code of conduct or code of ethics policies resulting in demonstrable injury to Company or its reputation, or (vi) a material breach of this Agreement by Executive which is not cured within thirty (30) days of receipt by Executive of reasonably detailed written notice from Company.

(b) “Change in Control” means, with respect to any Equity Award, a “Change in Control” or similar term as defined by the award agreement or equity-based compensation plan of Company applicable to such Equity Award.

(c) “Disability” means a disability as defined by the group long-term disability insurance policy maintained by Company for the benefit of its employees. In the absence of such a policy, “Disability” means that, as a result of Executive’s mental or physical illness, Executive is unable to perform (with or without reasonable accommodation in accordance with the Americans with Disabilities Act) the duties of Executive’s position pursuant to this Agreement for a continuous period of three (3) months.

(d) “Involuntary Termination” means the occurrence of either (i) termination by Company of Executive’s employment with Company for any reason other than Cause or (ii) Executive’s Resignation for Good Reason; provided, however that Involuntary Termination shall not include any termination of Executive’s employment which is (x) for Cause, (y) a result of Executive’s death or Disability, or (z) a result of Executive’s voluntary termination of employment which is not a Resignation for Good Reason. Company may terminate Executive’s employment with Company without Cause at any time on thirty (30) days’ advance written notice to Executive.

(e) “Resignation for Good Reason” means the voluntary resignation by Executive from employment with Company within a period of one hundred eighty (180) days following the initial existence, without Executive’s express written consent, of any of the below conditions (each, a “Good Reason”). The Good Reason condition must remain in effect for thirty (30) days after Executive’s delivery of written notice of the existence of such condition(s) to Company and such written notice must be given within ninety (90) days following the initial existence of such condition(s):

(i) a material, adverse change in Executive’s authority, duties or responsibilities, subject to Section 8.7(e)(i) of the Appendix;

(ii) a failure to pay, or any material reduction in Executive’s Base Salary or Executive’s Bonus (subject to applicable performance requirements with respect to the actual amount of Bonus earned by Executive) or Bonus opportunity;

(iii) the relocation of Executive’s work place for Company to a location more than thirty (30) miles from the Primary Work Location if the new location increases Executive’s commute between home and the Primary Work Location by at least thirty (30) miles, or in Company’s reasonable opinion, the new location requires that Executive move his/her home to a new location at least thirty (30) miles away from Executive’s home immediately prior to the change; or

(iv) the failure of Company or any Successor to honor any material term of this Agreement.

9. Acceleration of Vesting upon a Change in Control. In the event of a Change in Control, in addition to any accelerated vesting under Section 8.2 of this Agreement, the vesting of all then unvested Equity Awards granted to Executive shall accelerate in full immediately prior to, but contingent upon the consummation of, the Change in Control, irrespective of whether, within a period of four (4) months prior to such Change in Control, Executive’s employment with Company has terminated by reason of Involuntary Termination. This Section shall be applied to each Equity Award or any portion thereof that remains subject to a substantial risk of forfeiture until both (i) one or more applicable corporate financial or other business performance goals have been satisfied and (ii) Executive’s service with Company has continued through a specified date, and with respect to such Equity Award neither of the conditions specified in clause (i) or clause (ii) of this sentence has been satisfied, by accelerating in full the target number of shares or units that would vest pursuant to such Equity Award if Executive’s employment had not terminated and if all performance-based milestones were achieved at the 100% level by both Company and Executive. The foregoing provision is hereby deemed to be a part of each agreement evidencing each applicable Equity Award to which Executive is a party and to supersede any contrary provision in any such agreement unless such agreement specifically refers to and disclaims this Section 9 of this Agreement.

10. Golden Parachute Payments.

10.1 In the event that any of the severance payments and other benefits provided by this Agreement or otherwise payable to Executive (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) but for this Section, would be subject to the excise tax imposed by Section 4999 of the Code (“Excise Tax”), then Executive’s severance payments and benefits under this Agreement or otherwise shall be payable either

(a) in full, or

(b) in such lesser amount which would result in no portion of such severance payments or benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by Executive, on an after-tax basis, of the greatest amount of severance payments and benefits under this Agreement or otherwise, notwithstanding that all or some portion of such severance payments or benefits may be taxable under Section 4999 of the Code. Any reduction in the severance payments and benefits required by this Section will made in the following order: (i) reduction of cash payments; (ii) reduction of accelerated vesting of equity awards other than stock options; (iii) reduction of accelerated vesting of stock options; and (iv) reduction of other benefits paid or provided to Executive.

10.2 The professional firm engaged by Company for general tax purposes as of the day prior to the date of the event that might reasonably be anticipated to result in severance payments and benefits that would otherwise be subject to the Excise Tax will perform the foregoing calculations. If the tax firm so engaged by Company is serving as accountant or auditor for the acquiring company, Company will appoint a nationally recognized tax firm to make the determinations required by this Section. Company will bear all expenses with respect to the determinations by such firm required to be made by this Section. Company and Executive shall furnish such tax firm such information and documents as the tax firm may reasonably request in order to make its required determination. The tax firm will provide its calculations, together with detailed supporting documentation, to Company and Executive as soon as practicable following its engagement. Any good faith determinations of the tax firm made hereunder will be final, binding and conclusive upon Company and Executive.

10.3 As a result of the uncertainty in the application of Sections 409A, 280G or 4999 of the Code at the time of the initial determination by the professional firm described in Section 10.2, it is possible that the Internal Revenue Service (the “IRS”) or other agency will claim that an Excise Tax greater than that amount, if any, determined by such professional firm for the purposes of Section 10.1 is due (the “Additional Excise Tax”). Executive will notify Company in writing of any claim by the IRS or other agency that, if successful, would require payment of Additional Excise Tax. Executive and Company shall each reasonably cooperate with the other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for Excise Tax with respect to payments made or due to Executive. Company shall pay all reasonable fees, expenses and penalties of Executive relating to a claim by the IRS or other agency. In the event it is finally determined that a further reduction would have been required under Section 10.1(b) to place Executive in a better after-tax position, Executive shall repay Company such amount within thirty (30) days thereof in order to effect such result.

11. No Conflict of Interest. During the term of Executive’s employment with Company, Executive must not engage in any work, paid or unpaid, that creates an actual or potential conflict of interest with Company. If the Board reasonably believes such a conflict exists during the term of this Agreement, the Board may ask Executive to choose to discontinue the other work or resign employment with Company.

12. Post-Termination Non-Competition.

12.1 Consideration For Promise To Refrain From Competing. Executive agrees that Executive’s services are special and unique, that Company’s disclosure of confidential, proprietary information and specialized training and knowledge to Executive, and that Executive’s level of compensation and benefits are partly in consideration of and conditioned upon Executive not competing with Company. Executive acknowledges that such consideration is adequate for Executive’s promises contained within this Section 12.

12.2 Promise To Refrain From Competing. Executive understands Company’s need for Executive’s promise not to compete with Company is based on the following: (a) Company has expended, and will continue to expend, substantial time, money and effort in developing its proprietary information; (b) Executive will in the course of Executive’s employment develop, be personally entrusted with and exposed to Company’s proprietary information; (c) both during and after the term of Executive’s employment, Company will be engaged in the highly competitive retail supply chain software industry; (d) Company provides products and services nationally and internationally; and (e) Company will suffer great loss and irreparable harm if Executive were to enter into competition with Company. Therefore, in exchange for the consideration described in Section 12.1 above, Executive agrees that for the period of twelve (12) months following the date Executive ceases to render services to Company (the “Covenant Period”), Executive will not either directly or indirectly, whether as an owner, director, officer, manager, consultant, agent or employee: (i) work for a competitor of Company, which is defined to include those entities or persons in the business of developing, marketing, selling and supporting software designed for businesses in the retail and consumer packaged goods markets or in the business of helping companies synchronize their inventory decisions with advanced supply chain, inventory management and data mining solutions, in any country in which Company does business (the “Restricted Business”) or (ii) make or hold during the Covenant Period any investment in any Restricted Business, whether such investment be by way of loan, purchase of stock or otherwise, provided that there shall be excluded from the foregoing the ownership of not more than 1% of the listed or traded stock of any publicly held corporation. For purposes of this Section 12, the term “Company” shall mean and include Company, any subsidiary or affiliate of Company, any successor to the business of Company (by merger, consolidation, sale of assets or stock or otherwise) and any other corporation or entity of which Executive may serve as a director, officer or employee at the request of Company or any successor of Company.

12.3 Reasonableness of Restrictions. Executive represents and agrees that the restrictions on competition, as to time, geographic area, and scope of activity, required by this Section 12 are reasonable, do not impose a greater restraint than is necessary to protect the goodwill and business interests of Company, and are not unduly burdensome to Executive. Executive expressly acknowledges that Company competes on an international basis and that the geographical scope of these limitations is reasonable and necessary for the protection of Company’s trade secrets and other confidential and proprietary information. Executive further agrees that these restrictions allow Executive an adequate number and variety of employment alternatives, based on Executive’s varied skills and abilities. Executive represents that Executive is willing and able to obtain other employment not prohibited by this Agreement.

12.4 Reformation if Necessary. In the event a court of competent jurisdiction determines that the geographic area, duration, or scope of activity of any restriction under this Section 12 and its subsections is unenforceable, the restrictions under this Section and its subsections shall not be terminated but shall be reformed and modified to the extent required to render them valid and enforceable. Executive further agrees that the court may reform this Agreement to extend the Covenant Period by an amount of time equal to any period in which Executive is in breach of this covenant.

13. Confidentiality and Proprietary Rights. Executive agrees to read, sign and abide by Company’s Employee Innovations and Proprietary Rights Assignment Agreement, which was previously executed by Executive and incorporated herein by reference.

14. Nonsolicitation.

14.1 Nonsolicitation of Customers or Prospects. Executive acknowledges that information about Company’s customers is confidential and constitutes trade secrets. Accordingly, Executive agrees that during the term of this Agreement and the Covenant Period, Executive will not, either directly or indirectly, separately or in association with others, interfere with, impair, disrupt or damage Company’s relationship with any of its customers or customer prospects (defined as prospective customers who had received a written proposal from the Company for Company products or services within the past 12 months) by soliciting or encouraging others to solicit any of them for the purpose of diverting or taking away business from Company.

14.2 Nonsolicitation of Company’s Employees. Executive agrees that during the term of this Agreement and the Covenant Period, Executive will not, either directly or indirectly, separately or in association with others, interfere with, impair, disrupt or damage Company’s business by soliciting, encouraging, hiring or attempting to hire any of Company’s then employees or causing others to solicit or encourage any of Company’s employees to discontinue their employment with Company.

15. Injunctive Relief. Executive acknowledges that Executive’s breach of the covenants contained in Sections 12—14 (collectively “Covenants”) would cause irreparable injury to Company and agrees that in the event of any such breach, Company shall, in addition to the action it is authorized to take pursuant to Section 8.6, be entitled to seek temporary, preliminary and permanent injunctive relief without the necessity of proving actual damages or posting any bond or other security.

16. Agreement to Mediate and Arbitrate. In the event a dispute arises in connection with this Agreement, Company and Executive agree to submit the dispute to non-binding mediation, with the mediator to be selected and compensated by Company. In the event a resolution is not reached through mediation, then, to the fullest extent permitted by law, Executive and Company agree to arbitrate any controversy, claim or dispute between them arising out of or in any way related to this Agreement, the employment relationship between Company and Executive and any disputes upon termination of employment, including but not limited to breach of contract, tort, discrimination, harassment, wrongful termination, demotion, discipline, failure to accommodate, family and medical leave, compensation or benefits claims, constitutional claims; and any claims for violation of any local, state or federal law, statute, regulation or ordinance or common law. Claims for breach of Company’s Employee Innovations and Proprietary Rights Agreement, workers’ compensation, unemployment insurance benefits and Company’s right to obtain injunctive relief pursuant to Section 15 above are excluded. For the purpose of this agreement to arbitrate, references to “Company” include all parent, subsidiary or related entities and their employees, supervisors, officers, directors, agents, pension or benefit plans, pension or benefit plan sponsors, fiduciaries, administrators, affiliates and all successors and assigns of any of them, and this Agreement shall apply to them to the extent Executive’s claims arise out of or relate to their actions on behalf of Company.

16.1 Initiation of Arbitration. Either party may exercise the right to arbitrate by providing the other party with written notice of any and all claims forming the basis of such right in sufficient detail to inform the other party of the substance of such claims. In no event shall the request for arbitration be made after the date when institution of legal or equitable proceedings based on such claims would be barred by the applicable statute of limitations.

16.2 Arbitration Procedure. The arbitration will be conducted in Maricopa County, Arizona, by a single neutral arbitrator and in accordance with the then current rules for resolution of employment disputes of the American Arbitration Association (“AAA”). The parties are entitled to representation by an attorney or other representative of their choosing. The arbitrator shall have the power to enter any award that could be entered by a judge of the trial court of the State of Arizona, and only such power, and shall follow the law. The parties agree to abide by and perform any award rendered by the arbitrator. Judgment on the award may be entered in any court having jurisdiction thereof.

16.3 Costs of Arbitration. Each party shall bear one half the cost of the arbitration filing and hearing fees, and the cost of the arbitrator.

17. Successors.

17.1 Company’s Successors. Any successor to Company (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of Company’s business and/or assets (a “Successor”) shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any Successor becomes bound by the terms of this Agreement by operation of law.

17.2 Executive’s Successors. The terms of this Agreement and all rights of Executive hereunder shall inure to the benefit of, and be enforceable by, Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

18. Notice.

18.1 General. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or one day following mailing via Federal Express or similar overnight courier service. In the case of Executive, mailed notices shall be addressed to Executive at Executive’s home address that Company has on file for Executive. In the case of Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Chief Executive Officer.

18.2 Notice of Termination. Any termination by Company for Cause or by Executive pursuant to a Resignation for Good Reason shall be communicated by a notice of termination to the other party hereto given in accordance with Section 18.1 of this Agreement. Such notice shall indicate the specific termination provision in this Agreement relied upon, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and shall specify the termination date, consistent with the requirements of this Agreement. The failure by Executive to include in the notice any fact or circumstance that contributes to a showing of the existence of Good Reason shall not waive any right of Executive hereunder or preclude Executive from asserting such fact or circumstance in enforcing his rights hereunder.

19. Compliance with Section 409A of the Code. The parties intend that this Agreement (and all payments and other benefits provided under this Agreement) be exempt from the requirements of Section 409A of the Code and the regulations and ruling issued thereunder (collectively “Section 409A”), to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the involuntary separation pay plan exception described in Treasury Regulation Section 1.409A-1(b)(9)(iii), or otherwise. To the extent Section 409A is applicable to such payments, the parties intend that this Agreement (and such payments and benefits) comply with the deferral, payout and other limitations and restrictions imposed under Section 409A. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall be interpreted, operated and administered in a manner consistent with such intentions. Without limiting the generality of the foregoing, and notwithstanding any other provision of this Agreement to the contrary:

19.1 No amount payable pursuant to this Agreement which constitutes a “deferral of compensation” within the meaning of Section 409A shall be paid unless and until Executive has incurred a “separation from service” within the meaning of Section 409A. Furthermore, to the extent that Executive is a “specified employee” within the meaning of Section 409A (determined using the identification methodology selected by Company from time to time, or if none, the default methodology) as of the date of Executive’s separation from service, no amount that constitutes a deferral of compensation which is payable on account of Executive’s separation from service shall paid to Executive before the date (the “Delayed Payment Date”) which is first day of the seventh month after the date of Executive’s separation from service or, if earlier, the date of Executive’s death following such separation from service. All such amounts that would, but for this Section, become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date.

19.2 Each payment made under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments.

19.3 With regard to any provision in this Agreement that provides for reimbursement of expenses or in-kind benefits, except for any expense, reimbursement or in-kind benefit provided pursuant to this Agreement that does not constitute a “deferral of compensation,” within the meaning of Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be deemed to be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect, and (iii) such payments shall be made on or before the last day of Executive’s taxable year following the taxable year in which the expense occurred.

19.4 Notwithstanding any provision of this Agreement to the contrary, in no event shall the timing of Executive’s execution of the Release, directly or indirectly, result in Executive designating the calendar year of payment, and if a payment that is subject to execution of the Release could be made in more than one taxable year, payment shall be made in the later taxable year.

19.5 Company intends that income provided to Executive pursuant to this Agreement will not be subject to taxation under Section 409A of the Code. However, Company does not guarantee any particular tax effect for income provided to Executive pursuant to this Agreement.

20. General Provisions.

20.1 Unfunded Obligation. Any amounts payable to Executive pursuant to this Agreement are unfunded obligations. Company shall not be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. Company shall retain at all times beneficial ownership of any investments, including trust investments, which Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any account shall not create or constitute a trust or fiduciary relationship between the Board or Company and Executive, or otherwise create any vested or beneficial interest in Executive or Executive’s creditors in any assets of Company.

20.2 No Duty to Mitigate. Executive shall not be required to mitigate the amount of any payment or benefit contemplated by this Agreement by seeking employment with a new employer or otherwise, nor shall any such payment or benefit be reduced by any compensation or benefits that Executive may receive from employment by another employer.

20.3 Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by Executive and by an authorized officer of Company (other than Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

20.4 Attorneys’ Fees. In any dispute relating to this Agreement, the losing party shall pay the attorneys’ fees of the prevailing party in addition to its own attorneys’ fees. Any reimbursement of attorney’s fees to which Executive is entitled and which are treated for federal income tax purposes as compensation shall (a) be paid no later than the last day of Executive’s tax year following the tax year in which the expense was incurred, (b) not be affected by any other expenses that are eligible for reimbursement in any tax year and (c) not be subject to liquidation or exchange for another benefit.

20.5 Tax Withholding. All payments made pursuant to this Agreement will be subject to withholding of applicable taxes.

20.6 Choice of Law; Venue. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Arizona without giving effect to any conflict of law principles. For purposes of litigating any dispute that arises directly or indirectly from the relationship of the Parties that is not subject to arbitration pursuant to Section 16, the parties hereby submit to and consent to the jurisdiction of the State of Arizona and agree that such litigation shall be conducted only in the courts of Maricopa County, Arizona, or the federal courts of the United States for the District of Arizona, and no other courts.

20.7 Severability. In the event any provision of this Agreement is found to be unenforceable by an arbitrator or court of competent jurisdiction, such provision shall be deemed modified to the extent necessary to allow enforceability of the provision as so limited, it being intended that the parties shall receive the benefit contemplated herein to the fullest extent permitted by law. If a deemed modification is not satisfactory in the judgment of such arbitrator or court, the unenforceable provision shall be deemed deleted, and the validity and enforceability of the remaining provisions shall not be affected thereby.

20.8 Benefits Not Assignable. Except as otherwise provided herein or by law, no right or interest of Executive under this Agreement shall be assignable or transferable, in whole or in part, either directly or by operation of law or otherwise, including, without limitation, by execution, levy, garnishment, attachment, pledge or in any other manner, and no attempted transfer or assignment thereof shall be effective. No right or interest of Executive under this Agreement shall be liable for, or subject to, any obligation or liability of Executive.

20.9 Further Assurances. From time to time, at Company’s request and without further consideration, Executive shall execute and deliver such additional documents and take all such further action as reasonably requested by Company to be necessary or desirable to make effective, in the most expeditious manner possible, the terms of this Agreement and the Release, and to provide adequate assurance of Executive’s due performance thereunder.

20.10 Interpretation; Construction. The headings set forth in this Agreement are for convenience only and shall not be used in interpreting this Agreement. This Agreement has been drafted by legal counsel representing Company, but Executive has participated in the negotiation of its terms. Furthermore, Executive acknowledges that Executive has had an opportunity to review and revise the Agreement and have it reviewed by legal counsel, if desired, and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

20.11 Survival. Sections 11 (“No Conflict of Interest”), 12 (“Post-Termination Non-Competition”), 13 (“Confidentiality and Proprietary Rights”), 14 (“Nonsolicitation”), 15 (“Injunctive Relief’), 16 (“Agreement to Mediate and Arbitrate”), 20 (“General Provisions”) and 21 (“Entire Agreement”) of this Agreement shall survive Executive’s employment by Company.

21. Entire Agreement. This Agreement, together with the Plan and any agreement evidencing an Equity Award described in Section 5.2, the Executive Bonus Plan described in Section 5.3, the Employee Innovations and Proprietary Rights Assignment Agreement described in Section 13, the Appendix attached hereto, and the Form of Confidential Separation and Release Agreement attached hereto as Exhibit A, constitutes the entire agreement between the Parties relating to this subject matter and supersedes all prior or simultaneous representations, discussions, negotiations, and agreements, whether written or oral. This Agreement may be amended or modified only with the written consent of Executive and the Board. No oral waiver, amendment or modification will be effective under any circumstances whatsoever.

[The remainder of this page is intentionally left blank]

THE PARTIES TO THIS AGREEMENT HAVE READ THE FOREGOING AGREEMENT AND FULLY UNDERSTAND EACH AND EVERY PROVISION CONTAINED HEREIN. WHEREFORE, THE PARTIES HAVE EXECUTED THIS AGREEMENT ON THE DATES SHOWN BELOW.

EXECUTIVE

Dated: November 14, 2012		/s/ Thomas Dziersk

COMPANY

Dated: November 14, 2012	By:	/s/ Hamish Brewer
Hamish Brewer

[Signature Page to Restated Executive Employment Agreement]

APPENDIX

TO

RESTATED EXECUTIVE EMPLOYMENT AGREEMENT

This Appendix to Restated Executive Employment Agreement forms a part of the Restated Executive Employment Agreement (the “Agreement”) between JDA Software Group, Inc., a Delaware corporation (“Company”) and Tom Dziersk (“Executive”) made effective as of November 14, 2012. Section references below refer to sections of the Agreement.

Section 2.1	Executive is employed as Executive Vice President, Sales and Marketing (the “Position”).

Section 2.3	Executive’s principal work location is Austin, Texas (the “Primary Work Location”).

Section 5.1	Executive’s annual salary rate is $465,750 (the “Base Salary”).

Section 6	Executive shall be entitled to four (4) weeks of paid vacation annually.

Section 8.2(a)	Executive’s “Months Base Salary Multiplier” is twenty-four (24). Executive’s “Annual Bonus Multiplier” is two (2). Executive’s “Minimum Bonus” is $450,000.

Section 8.2(c)	Executive’s number of months of COBRA cost coverage is twenty-four (24) months.

Section 8.3	Executive’s Disability Benefits shall be the Severance Benefits, as defined in Section 8.2 of the Agreement, provided that the cash severance described in Section 8.2(a) shall be reduced by payments received or receivable under a disability plan sponsored by the Company that covers a substantial number of employees and that was established before Executive became disabled.

Section 8.4	If Executive’s death occurs in the course of performance by Executive of his or her duties, then Executive’s estate or designated beneficiaries shall be entitled to the accelerated vesting of Executive’s earned-but-unvested Equity Awards to the extent provided by Section 8.2(b).

Section 8.7(e)(i)	As an addition to the provisions of Section 8.7(e)(i), a material, adverse change shall be deemed to occur if Executive no longer serves as Executive Vice President, Sales and Marketing, reporting to the Chief Executive Officer.

/s/ Thomas Dziersk	/s/ Hamish Brewer
Executive Signature	Company Authorized Signature

November 14, 2012	November 14, 2012
Date	Date

END OF APPENDIX

Execution Copy

EXHIBIT A

FORM OF

CONFIDENTIAL SEPARATION AND RELEASE AGREEMENT

This Confidential Separation and Release Agreement (“Agreement”) is between Thomas Dziersk (“Employee”) and JDA Software Group, Inc. (the “Company”) (hereinafter the “parties”), and is entered into as of                         . This Agreement will not become effective until the expiration of seven (7) days from Employee’s execution of this Agreement (the “Effective Date”).

WHEREAS, Employee has been employed by Company as Executive Vice President, Sales and Marketing and is a party to that certain Restated Executive Employment Agreement dated November 14, 2012, as amended by and between Company and Employee as then in effect immediately prior to the Effective Date (the “Employment Agreement”).

WHEREAS, the Employee’s employment with Company was terminated effective as of                     , 20         (the “Termination Date”);

WHEREAS, Company and Employee desire to avoid disputes and/or litigation regarding Employee’s termination from employment or any events or circumstances preceding or coincident with the termination from employment; and

WHEREAS, Company and Employee have agreed upon the terms on which Employee is willing, for sufficient and lawful consideration, to compromise any claims known and unknown which Employee may have against Company.

WHEREAS, the parties desire to settle fully and finally, in the manner set forth herein, all differences between them which have arisen, or which may arise, prior to, or at the time of, the execution of this Agreement, including, but in no way limited to, any and all claims and controversies arising out of the employment relationship between Employee and Company, and the termination thereof;

NOW, THEREFORE, in consideration of these recitals and the promises and agreements set forth in this Agreement, Employee’s employment with Company will terminate upon the following terms:

1. General Release: Employee for himself or herself and on behalf of Employee’s attorneys, heirs, assigns, successors, executors, and administrators IRREVOCABLY AND UNCONDITIONALLY RELEASES, ACQUITS AND FOREVER DISCHARGES Company and any current or former stockholders, directors, parent, subsidiary, affiliated, and related corporations, firms, associations, partnerships, and entities, and their successors and assigns, from any and all claims and causes of action whatsoever, whether known or unknown or whether connected with Employee’s employment by Company or not, which may have arisen, or which may arise, prior to, or at the time of, the execution of this Agreement, including, but not limited to, any claim or cause of action arising out of any contract, express or implied, any covenant of good faith and fair dealing, express or implied, any tort (whether intentional or released in this agreement), or under Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Worker Adjustment and Retraining Notification (WARN) Act, the Older Workers Benefit Protection Act, or any other municipal, local, state, or federal law, common or statutory. Notwithstanding the foregoing, neither this Agreement nor the Employment Agreement shall apply to, modify or in any way supersede obligations arising from any of (i) the terms of directors and officers insurance or (ii) any indemnification agreement for the benefit of the Employee as a result of the Employee’s position as a director or officer of the Company or one of its affiliates.

2. Covenant Not to Sue: Employee also COVENANTS NOT TO SUE, OR OTHERWISE PARTICIPATE IN ANY ACTION OR CLASS ACTION against Company or any of the released parties based upon any of the claims released in this Agreement.

3. Severance Terms: Upon the expiration of seven (7) days from Employee’s execution of this Agreement and provided that this Agreement has become effective in accordance with its terms, in consideration for the promises, covenants, agreements, and releases set forth herein and in the Employment Agreement, Company agrees to pay Employee the Severance Benefits as defined in and pursuant to the Employment Agreement (the “Severance Benefits”).

4. Right to Revoke: Employee may revoke this Agreement by notice to Company, in writing, received within seven (7) days of the date of its execution by Employee (the “Revocation Period”). Employee agrees that Employee will not receive the benefits provided by this Agreement if Employee revokes this Agreement. Employee also acknowledges and agrees that if Company has not received from Employee notice of Employee’s revocation of this Agreement prior to the expiration of the Revocation Period, Employee will have forever waived Employee’s right to revoke this Agreement, and this Agreement shall thereafter be enforceable and have full force and effect.

5. Acknowledgement: Employee acknowledges and agrees that: (A) except as to any Severance Benefits which remain unpaid as of the date of this Agreement, no additional consideration, including salary, wages, bonuses or Equity Awards as described in the Employment Agreement, is to be paid to him by Company in connection with this Agreement; (B) except as provided by this Agreement, Employee has no contractual right or claim to the Severance Benefits; and, (C) payments pursuant to this Agreement shall terminate immediately if Employee breaches any of the provisions of this Agreement.

6. Non-Admissions: Employee acknowledges that by entering into this Agreement, Company does not admit, and does specifically deny, any violation of any local, state, or federal law.

7. Confidentiality: Employee agrees that Employee shall not directly or indirectly disclose the terms, amount or fact of this Agreement to anyone other than Employee’s immediate family or counsel, bankers or financial advisors, except as such disclosure may be required for accounting or tax reporting purposes or as otherwise may be required by law.

8. Nondisparagement: Each party agrees that it will not make any statements, written or verbal, or cause or encourage others to make any statements, written or verbal, that defame, disparage or in any way criticize the personal or business reputation, practices or conduct of the other including, in the case of Company, its employees, directors and stockholders.

9. Acknowledgement of Restrictions; Confidential Information: Employee acknowledges and agrees that Employee has continuing non-competition, non-solicitation and non-disclosure obligations under the Employment Agreement and the Employee Innovations and Proprietary Rights Assignment Agreement between Employee and Company (the “Proprietary Rights Agreement”). Employee acknowledges and reaffirms Employee’s obligation to continue abide fully and completely with all post-employment provisions of the Employment Agreement and the Proprietary Rights Agreement and agrees that nothing in this Agreement shall operate to excuse or otherwise relieve Employee of such obligations.

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11. Severability: If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable and/or construed in remaining part to the full extent allowed by law, with the remaining provisions of this Agreement continuing in full force and effect.

12. Entire Agreement: This Agreement, along with the Employment Agreement and the Proprietary Rights Agreement which are referred to above, constitute the entire agreement between the Employee and Company, and supersede all prior and contemporaneous negotiations and agreements, oral or written. This Agreement cannot be changed or terminated except pursuant to a written agreement executed by the parties.

13. Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona, except where preempted by federal law.

14. Statement of Understanding: By executing this Agreement, Employee acknowledges that (a) Employee has had at least twenty-one (21) or forty-five (45) days, as applicable in accordance with the Age Discrimination in Employment Act, as amended, (the “ADEA”) to consider the terms of this Agreement [and any attachment necessary or desirable in accordance with the ADEA] and has considered its terms for such a period of time or has knowingly and voluntarily waived Employee’s right to do so by executing this Agreement and returning it to Company; (b) Employee has been advised by Company to consult with an attorney regarding the terms of this Agreement; (c) Employee has consulted with, or has had sufficient opportunity to consult with, an attorney of Employee’s own choosing regarding the terms of this Agreement; (d) any and all questions regarding the terms of this Agreement have been asked and answered to Employee’s complete satisfaction; (e) Employee has read this Agreement and fully understands its terms and their import; (f) except as provided by this Agreement, Employee has no contractual right or claim to the benefits and payments described herein; (g) the consideration provided for herein is good and valuable; and (h) Employee is entering into this Agreement voluntarily, of Employee’s own free will, and without any coercion, undue influence, threat, or intimidation of any kind or type whatsoever.

HAVING READ AND UNDERSTOOD THIS AGREEMENT, CONSULTED COUNSEL OR VOLUNTARILY ELECTED NOT TO CONSULT COUNSEL, AND HAVING HAD SUFFICIENT TIME TO CONSIDER WHETHER TO ENTER INTO THIS AGREEMENT, THE UNDERSIGNED HEREBY EXECUTE THIS AGREEMENT ON THE DATES SET FORTH BELOW.

EMPLOYEE	JDA SOFTWARE GROUP, INC.

By:
Date:	Date:

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